UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

American Superconductor Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
030111108
(CUSIP Number)
James R. Black
Davis Wright Tremaine
505 Montgomery Street, Suite 800
San Francisco, CA 94111
(415) 276-6508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,965,258 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,402,500 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,402,500 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 1,839,328 shares, currently exercisable call options to purchase 120,000 shares at $45.00 per share and currently exercisable call options to purchase 400,000 shares at $60.00 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,186,930 shares, currently exercisable call options to purchase 99,000 shares at $45.00 per share and currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(2) Kevin Douglas has dispositive power with respect to 412,010 shares, currently exercisable call options to purchase 30,000 shares at $45.00 per share and currently exercisable call options to purchase 100,000 shares at $60.00 per share held by James E. Douglas, III and 674,232 shares, currently exercisable call options to purchase 51,000 shares at $45.00 per share and currently exercisable call options to purchase 170,000 shares at $60.00 per share held by the Douglas Family Trust in addition to the shares held by the K&M Douglas Trust and by the James Douglas and Jean Douglas Irrevocable Descendents’ Trust.
(3) Includes currently exercisable call options to purchase 300,000 shares at $45.00 per share and currently exercisable call options to purchase 1,000,000 shares at $60.00 per share.
(4) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,965,258 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,965,258 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,965,258 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 1,839,328 shares, currently exercisable call options to purchase 120,000 shares at $45.00 per share and currently exercisable call options to purchase 400,000 shares at $60.00 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,186,930 shares, currently exercisable call options to purchase 99,000 shares at $45.00 per share and currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(2) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS James E. Douglas, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		542,010

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

542,010 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,010 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas shares dispositive power with respect to 412,010 shares, currently exercisable call options to purchase 30,000 shares at $45.00 per share and currently exercisable call options to purchase 100,000 shares at $60.00 per share held by James E. Douglas, III.
(2) Includes currently exercisable call options to purchase 30,000 shares at $45.00 per share and currently exercisable call options to purchase 100,000 shares at $60.00 per share.
(3) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,349,328 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,349,328 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,349,328 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 1,829,328 shares, currently exercisable options to purchase 120,000 shares at $45.00 per share and currently exercisable options to purchase 400,000 shares at $60.00 per share jointly as the beneficiaries of the K&M Douglas Trust.
(3) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS Douglas Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		895,232

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

895,232 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

895,232 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas has dispositive power with respect to 674,232 shares, currently exercisable call options to purchase 51,000 shares at $45.00 per share and currently exercisable call options to purchase 170,000 shares at $60.00 per share held by the Douglas Family Trust.
(2) Includes currently exercisable call options to purchase 51,000 shares at $45.00 per share and currently exercisable call options to purchase 170,000 shares at $60.00 per share.
(3) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,615,930 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,615,930 (2)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,615,930 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2) Includes currently exercisable call options to purchase 99,000 shares at $45.00 per share and currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(3) Based on 44,789,359 shares of the Issuer’s common stock outstanding as of January 29, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No.	030111108

Item 1.

(a)	Name of Issuer: American Superconductor Corporation

(b)	Address of Issuer’s Principal Executive Offices: Two Technology Drive Westborough, MA 015812

Item 2.

(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 030111108

(2)(a)	NAME OF PERSONS FILING: K&M Douglas Trust Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 030111108

CUSIP No.	030111108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

CUSIP No.	030111108

Item 4.	Ownership
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which are incorporated by reference herein.
Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	030111108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2010	*Kevin Douglas
Kevin Douglas

Date: March 8, 2010	*Michelle Douglas
Michelle Douglas

Date: March 8, 2010	*James E. Douglas, III
James E. Douglas, III

K&M Douglas Trust
Date: March 8, 2010	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 8, 2010	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Date: March 8, 2010	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: March 8, 2010	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: March 8, 2010	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 8, 2010	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

CUSIP No.	030111108
EXHIBIT A
JOINT FILING AGREEMENT
This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of American Semiconductor Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 8, 2010	* Kevin Douglas
Kevin Douglas

Date: March 8, 2010	* Michelle Douglas
Michelle Douglas

Date: March 8, 2010	* James E. Douglas, III
James E. Douglas, III

K&M Douglas Trust
Date: March 8, 2010	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 8, 2010	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Date: March 8, 2010	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: March 8, 2010	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: March 8, 2010	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 8, 2010	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact